SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






         RYANAIR ANNOUNCES NEW, LONG-TERM AGREEMENT WITH NEEDAHOTEL.COM


Ryanair, Europe's No 1 low fares airline today (Wednesday, 23rd November 2005) announced the signing of a new, long-term, hotel supply agreement with NeedaHotel.com, its current supplier. This agreement, which extends the highly successful commercial relationship between both companies for a minimum of a further 5 years, will further increase Ryanair's market share in this sector and help in its continuing drive to increase ancillary revenues above passenger numbers passing on the savings to Ryanair passengers in the form of lower fares.

Announcing the deal in Dublin today, Ryanair's Deputy Chief Executive, Michael Cawley, said:

        "We are delighted that we have signed a new, extended agreement with our existing supplier, NeedaHotel, whose inventory supplier is GTA which is owned by Cendant Corporation. Our established successful relationship has been further enhanced by the terms of this agreement and underpins our objective of increasing this important part of our ancillary revenues at rates well in excess of the growth in passenger numbers. The long-term nature of this deal also secures this business beyond the time-scale recently announced for doubling our passenger numbers to 70M. Ryanair passengers can look forward to great value hotel accommodation at all Ryanair destinations."

Ends.Wednesday, 23rd November 2005

For reference:

Peter Sherrard                    Pauline McAlester
Ryanair - Tel: +353-1-8121228     Murray Consultants - Tel: +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23rd November, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director